Media release



December 17, 2001

For immediate release


UBS plans par value reduction of CHF 2.00 per share


Zurich / Basel, 17 December 2001 - UBS is pleased to announce that its Board of Directors recommends to the Annual General Meeting (AGM) a par value repayment of CHF 2.00 per share. As a result, the par value of UBS ordinary shares will be reduced from CHF 2.80 to CHF 0.80.

Subject to the approval by the AGM on 18 April 2002, UBS will make a cash distribution to its shareholders of CHF 2.00 per share. This distribution will take the place of a dividend for the business year 2001 and represents a tax-efficient payment to UBS shareholders. Adjusted for last July's 3-for-1 share split, the proposed distribution per share for 2001 will be consistent with the previous year when the total distribution to shareholders amounted to CHF 2.03.

In 2003 UBS intends to revert to a distribution to shareholders in form of an annual dividend, which will be paid out shortly after the AGM. The par value repayment is expected to be made on 10 July 2002 to holders of record on 5 July 2002.




UBS